UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House
2nd Floor, Office 202, CY 1075
Nicosia, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 are the Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related information and data of Ocean Rig UDW Inc. as of and for the nine-month period ended September 30, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: November 8, 2011	By:	/s/George Economou
George Economou
Chief Executive Officer

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "Ocean Rig" or the "Company" or "we" shall include Ocean Rig UDW Inc. and its applicable subsidiaries.  The following management's discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein.  This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in the Company's Registration Statement on Form F-4 (File No. 333-176641) filed with the U.S. Securities and Exchange Commission (the "Commission") on September 1, 2011, as amended by Amendment No. 1 to Form F-4, filed with the Commission on October 11, 2011.  See also the discussion in the section entitled "Forward Looking Statements" below.

Results of Operations
Nine-months ended September 30, 2011 compared to the nine-months ended September 30, 2010.
Selected Financial Data

(Expressed in thousands of U.S. Dollars)
	Nine-months ended September 30,		Change
	2010 (As restated)	2011	Amount	%
REVENUES:
Leasing and service revenues	$304,328	$463,044	$158,716	52.2%
Other revenue	(916)	(1,053)	(137)	15.0%
	303,412	461,991	158,579	52.3%

EXPENSES:
Drilling rigs operating expenses	86,354	188,777	102,423	118.6%
Depreciation and amortization	57,261	108,003	50,742	88.6%
Loss on disposal of assets	751	87	(664)	(88.4)%
General and administrative expenses	14,232	22,574	8,342	58.6%
Operating income	144,814	142,550	(2,264)	(1.6)%

OTHER INCOME /(EXPENSES):
Interest and finance costs	(6,066)	(40,276)	(34,210)	564.0%
Interest income	9,342	10,446	1,104	11.8%
Loss on interest rate swaps	(52,781)	(34,158)	18,623	(35.3)%
Other, net	857	(1,439)	(2,296)	(267.9)%
Total expenses, net	(48,648)	(65,427)	(16,779)	34.5%

INCOME/(LOSS) BEFORE INCOME TAXES	96,166	77,123	(19,043)	(19.8)%

Income taxes	(14,796)	(17,556)	(2,760)	18.7%
NET INCOME/(LOSS)	$81,370	$59,567	$(21,803)	(26.8)%

Revenues

Revenues from drilling contracts increased by $158.6 million, or 52.3%, to $462.0 million for the nine-month period ended September 30, 2011, as compared to $303.4 million for the nine-month period ended September 30, 2010. The increase is primarily attributable to the operation of the Ocean Rig Olympia, Ocean Rig Corcovado and Ocean Rig Poseidon that commenced drilling activities during the nine-month period ended September 30, 2011. The maximum day rates for the contracts on which our drilling units were employed during the period ranged between $647,000 and $415,000 per day.

Operating expenses

Drilling rigs operating expenses increased by $102.4 million, or 118.6%, to $188.8 million for the nine-month period ended September 30, 2011, compared to $86.4 million for the nine-month period ended September 30, 2010. The increase in operating expenses was mainly due to $15.3 million related to the 10 year class survey of the Leiv Eiriksson and commencement of drilling operations of the Ocean Rig Corcovado, the Ocean Rig Olympia and the Ocean Rig Poseidon, resulting in operating expenses of $70.3 million in total. In addition, for the nine-month period ended September 30, 2011, the operating expenses relating to the Leiv Eiriksson and the Eirik Raude increased by  $16.8 million mainly due to a more extensive maintenance program performed during 2011.

Depreciation and amortization expense

Depreciation and amortization expense for the drilling rigs increased by $50.7 million, or 88.6%, to $108.0 million for the nine-month period ended September 30, 2011, as compared to $57.3 million for the nine-month period ended September 30, 2010. The increase in depreciation and amortization was fully attributable to the $51.7 million of depreciation related to the depreciation of the Ocean Rig Corcovado, Ocean Rig Olympia and Ocean Rig Poseidon, which were delivered during the nine-month period ended September 30, 2011.

Loss on disposal of assets

Loss on disposal of assets amounting to $0.1 million for the nine-month period ended September 30, 2011 and $0.8 million for the nine-month period ended September 30, 2010 related to disposal of capitalized equipment.

General and administrative expenses

General and administrative expenses increased by $8.3 million, or 58.6%, to $22.6 million for the nine-month period ended September 30, 2011, as compared to $14.2 million for the nine-month period ended September 30, 2010. This increase is mainly due to increased costs related to the management of five drilling units during the nine-month period ended September 30, 2011, as compared to two drilling units during the nine-month period ended September 30, 2010, as well as professional fees related to the Company's exchange offer completed in September 2011. This increase was partly offset by $4.4 million relating to foreign exchange gain.

Interest and finance costs

Interest and finance costs increased by $34.2 million, or 564.0%, to $40.3 million for the nine-month period ended September 30, 2011, compared to $6.1 million for the nine-month period ended September 30, 2010. The increase is mainly due to interest costs from higher average debt and associated debt issuance cost.

Interest income

Interest income increased by $1.1 million, or 11.8%, to $10.4 million for the nine-month period ended September 30, 2011, compared to $9.3 million for the nine-month period ended September 30, 2010. The increase was mainly due to increased average cash balances and higher interest rates on our deposits.

Loss on interest rate swaps

The Company recorded a loss related to interest rate swaps of $34.2 million for the nine-month period ended September 30, 2011, compared to a loss of $52.8 million in the comparable period in 2010, that did not qualify for hedge accounting. The loss for the nine-month period ended September 30, 2011 was mainly due to mark to market losses of outstanding swap positions as swap rates trended downwards.

Other, net

Other, net decreased by $2.3 million, or 267.9%, to a loss of $1.4 million for the nine-month period ended September 30, 2011, compared to a gain of $0.9 million for the nine-month period ended September 30, 2010. The decrease is due to net losses on currency forward contracts.

Income taxes

Income taxes increased by $2.8 million, or 18.7%, to $17.6 million for the nine-month period ended September 30, 2011, compared  to $14.8 million for the nine-month period ended September 30, 2010. Since our drilling units operate around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which we operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.

Liquidity

As of September 30, 2011, we had cash and cash equivalents of $329.8 million and $166.1 million of restricted cash mainly related to bank deposits blocked or pledged as cash collateral; and (ii) required minimum cash and cash equivalents (or "minimum liquidity").

Our cash and cash equivalents increased by $234.1 million, or 245%, to $329.8 million as of September 30, 2011, compared to $95.7 million as of December 31, 2010, while our restricted cash decreased by $396.7 million, or 70%, to $166.1 million as of September 30, 2011, compared to $562.8 million as of December 31, 2010.  The increase in our cash and cash equivalents was mainly due to the receipt of $1,494.0 million in new financing and $210.6 million in surplus cash from operational activities, which was partly offset by payments of yard installments and capital upgrades amounting to $1,871.5 million. The decrease in restricted cash was primarily due to the repayment of the $300.0 million short-term credit facility and corresponding release of restricted cash and the partial release of restricted cash from our two $495.0 million Deutsche Bank credit facilities following drawdowns that were partly offset by additional restricted cash deposits required under our $800.0 million credit facility. Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). Our working capital surplus amounted to $102.6 million as of September 30, 2011, compared to $4.1 million as of December 31, 2010.  The working capital surplus as of September 30, 2011 is primarily due to cash balance exceeding debt falling due within a year. We believe that we will be able to satisfy our liquidity needs for the next 12 months with the cash we generate from our operations and, if required, proceeds from future debt or equity issuances.

As of September 30, 2011, we had total indebtedness of $2.8 billion under our senior secured credit facilities and secured notes, excluding unamortized financing fees.  As of September 30, 2011, we were in compliance with all covenants related to our credit facilities.  Please refer to the discussion on Long-term Debt as detailed in Note 8 of our unaudited interim condensed consolidated financial statements for the nine-month period ended September 30, 2011.

As of September 30, 2011, we had $1.2 billion of remaining installment payments under our drillship newbuilding contracts relating to our three newbuilding drillships. We have not obtained financing for these three contracted drillships. We plan to finance these capital expenditures with new debt or equity financing.

Cash flow

Net cash provided by operating activities was $210.6 million for the nine-month period ended September 30, 2011. In determining net cash provided by operating activities for the nine-month period ended September 30, 2011, net income was adjusted for the effects of certain non-cash items including $108.0 million of depreciation and amortization, $20.7 million of amortization and the write-off of deferred financing costs. Moreover for the nine month period ended September 30, 2011, net income was also adjusted for the effects of non-cash items, such as the gain in the change in fair value of derivatives of $8.7 million, amortization of discontinued cash flow hedges of $6.5 million, amortization of below market value acquired time charters of $1.1 million and $4.3 million interest income on restricted cash. Net income is also adjusted by the decrease in security deposits amounting to $42.4 million. The Company had net cash outflow for working capital of $16.3 million for the nine-month period ended September 30, 2011. Net cash provided by operating activities was $154.2 million for the nine-month period ended September 30, 2010.

Net cash used in investing activities was $1,470.5 million for the nine-month period ended September 30, 2011, compared to $645.5 million for the nine-month period ended September 30, 2010. We made shipyard payments and project capital expenditures of approximately $1,855.5 million for the nine-month period ended September 30, 2011, compared to $556.6 million for advances for drillships for the nine-month period ended September 30, 2010. The decrease in restricted cash was $401.0 million during the nine-month period ended September 30, 2011, reflecting primarily repayment of the $300.0 million short-term credit facility that was classified as restricted cash as of December 31, 2010, compared to an increase of $82.5 million in the corresponding period of 2010.

Net cash provided by financing activities was $1,494.0 million for the nine-month period ended September 30, 2011, consisting of $2,403.3 million in net proceeds from new long-term debt, which was largely offset by repayments of credit facilities amounting to an aggregate of $875.8 million. This compares to net cash provided by financing activities of $380.9 million for the nine month period ended September 30, 2010, mainly consisting of $473.0 million of shareholders' contribution for investments, which was partly offset by repayments of credit facilities amounting to an aggregate of $97.4 million.

Financing activities

Long-term debt

As of September 30, 2011, we had a total of $2.8 billion in debt outstanding (net of financing fees) under our credit facilities with various institutions. The table below reflects the classification of certain debt repayments scheduled to be due after September 30, 2011, as payable by such date indicated below.
Twelve months ending	Total (in thousands)
September 30, 2012	$219,167
September 30, 2013	646,667
September 30, 2014	176,667
September 30, 2015	176,667
September 30, 2016 and thereafter	1,593,627
2,812,795
Financing fees	(45,841)
$2,766,954

As of September 30, 2011, our parent company, DryShips, was not in compliance with loan-to-value ratios contained in certain of its loan agreements under which a total of $461.7 million was outstanding. As a result, DryShips may be required to prepay indebtedness or provide additional collateral to its lenders in the form of cash or other assets in the total amount of $74.6 million in order to comply with these ratios. Due to the cross-default provisions in our loan agreements that are triggered in the event of a default by us under one of our other loan agreements or, in certain cases, a default by DryShips under one of its loan agreements, our lenders could accelerate our indebtedness if DryShips fails to (i) obtain a waiver for any covenant breach or remedy any such breach within the required time period; or (ii) successfully extend the existing waiver agreements or comply with the applicable covenants in the original loan agreements, as applicable.

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations and Contingencies

The following table sets forth our contractual obligations and their maturity dates as of September 30, 2011:

Obligations	Total	1st year	2nd year	3rd year	4th year and thereafter
(In thousands of Dollars)
Drillships under construction (1)	1,230,268	-	-	1,230,268	-
Retirement Plan Benefits (2)	1,819	74	56	94	1,500
Operating leases (3)	4,074	1,371	1,371	1,332	-
Total	$1,236,161	$1,445	$1,427	$1,231,694	$1,500

(1)	As of September 30, 2011, $726.7 million had been paid to the shipyard for the construction of the three drillships that have been ordered for delivery in 2013.

(2)
Ocean Rig has three defined benefit plans for its employees managed and funded through Norwegian life insurance companies at September 30, 2011. The pension plans covered 50 employees by September 30, 2011. Pension liabilities and pension costs are calculated based on the actuarial cost method as determined by an independent third party actuary.

(3)
Ocean Rig entered into two new three-year office lease agreements with Vestre Svanholmen 4 AS, which commenced on September 1, 2011 and October 1, 2011, respectively. The lease agreements include options for additional two and three year terms, which must be exercised at least six months prior to the end of the terms of the contracts, which expire in September 2014 and October 2014, respectively. The Company also entered a three-year office lease with a third party in Nicosia, Cyprus which commenced on September 1, 2010. The lease agreements relating to office space are considered to be operational lease contracts.

Recent developments

•
On October 5, 2011, DryShips Inc. ("DryShips") completed the partial spin off of the Company by distributing an aggregate of 2,967,291 of the Company's common shares, after giving effect to the treatment of fractional shares, on a pro rata basis to DryShips' shareholders as of the record date of September 21, 2011 (the "Spin Off").  In lieu of fractional shares, DryShips' transfer agent aggregated all fractional shares that would otherwise be distributable to DryShips' shareholders and sold a total of 105 common shares on behalf of those shareholders who would otherwise be entitled to receive a fractional share of the Company's common stock. Following the distribution, each such shareholder received a cash payment in an amount equal to its pro rata share of the total net proceeds of the sale of fractional shares.

•
On October 6, 2011, the Company's common shares commenced "regular way" trading on the NASDAQ Global Select Market under the ticker symbol "ORIG."  The Company's common shares began "when issued" trading on the NASDAQ Global Select Market on September 19, 2011 in connection with the Spin Off described above.

•
On October 12, 2011, the Company entered into drilling contracts for the drilling rig Eirik Raude for three additional wells offshore West Africa, consisting of one additional well with Tullow Oil plc ("Tullow Oil") and two wells with Anadarko Cote d'Ivoire Company. The total revenue backlog, excluding mobilization cost, to complete the three wells program is estimated at $96 million for a period of approximately 175 days. The new contracts commenced after the Eirik Raude's completion of its previous contract with Tullow Oil on September 13, 2011.

•
On October 13, 2011, a putative shareholder class action lawsuit entitled Litwin v. OceanFreight, Inc. et. al. was filed in the United States District Court for the Southern District of New York (the "S.D.N.Y") against OceanFreight Inc. ("OceanFreight"), DryShips, the Company, Pelican Stockholdings Inc. ("Pelican") and the directors of OceanFreight (collectively, the "Defendants"). The plaintiff alleges violations of Commission proxy rules and breach of fiduciary duties by the directors of the OceanFreight, purportedly aided and abetted by the other Defendants, in connection with OceanFreight's agreement to merge with Pelican, a wholly-owned subsidiary of DryShips.  The complaint sets out various alternatives remedies, including an injunction barring the merger, rescission, and /or actual and punitive damages.  The plaintiff made a motion for a temporary restraining order and preliminary injunction to delay the merger, which was denied on November 2, 2011. The lawsuit has not been served on the defendants yet. The Defendants believe that the complaint is without merit and, if served, intend to defend the lawsuit vigorously.

•
On November 2, 2011, the Board of Directors of Oslo Børs resolved to admit the common shares of Ocean Rig UDW to listing on Oslo Børs or, alternatively, Oslo Axess, subject to the Company's compliance with certain customary listing requirements of the Oslo Børs.  The Chief Executive Officer of Oslo Børs is authorized to decide whether the Company should be listed on Oslo Børs or Oslo Axess and to fix the date of listing, which is to be no later than December 16, 2011.

•
On November 3, 2011, the merger of Pelican, a wholly-owned subsidiary of DryShips, and OceanFreight was completed, following approval by shareholders of OceanFreight at a special meeting of shareholders held on November 3, 2011.  Following the completion of the merger, OceanFreight is a wholly-owned subsidiary of DryShips.  Under the terms of the merger agreement, OceanFreight shareholders are entitled to receive $11.25 in cash and 0.52326 of a share of the Company's common stock per share of OceanFreight common stock previously owned.  The Company's common shares that constitute the stock portion of the merger consideration are currently outstanding shares that were owned by Dryships.

Significant accounting policies

A discussion of our significant accounting policies is included in Note 2 in our Annual Consolidated Financial Statements as of December 31, 2010 and 2009 and for the three years in the period ended December 31, 2010 contained in the Company's registration statement on Form F-4 (File No. 333-176641) filed with the U.S. Securities and Exchange Commission (the "Commission") on September 1, 2011, as amended by Amendment No. 1 to Form F-4 filed with the Commission on October 11, 2011.

Changes in accounting policies

There have been no material changes to our accounting policies from the year ended December 31, 2010.

Cash flow hedges

Effective January 1, 2011, the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this document, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to:

•	future operating or financial results;
•
the offshore drilling market, including supply and demand, utilization rates, dayrates, customer drilling programs, commodity prices, effects of new rigs on the market and effects of declines in commodity prices and downturn in global economy on market outlook for our various geographical operating sectors and classes of rigs;

•
hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations;

•
customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations, newbuildings, upgrades, shipyard and other capital projects, including completion, delivery and commencement of operations dates, expected downtime and lost revenue;

•
political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, piracy, significant governmental influence over many aspects of local economies, seizure, nationalization or expropriation of property or equipment;

•	repudiation, nullification, modification or renegotiation of contracts;
•	limitations on insurance coverage, such as war risk coverage, in certain areas;
•	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;
•	the inability to repatriate income or capital;
•	complications associated with repairing and replacing equipment in remote locations;
•	import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions;
•	changing taxation policies and other forms of government regulation and economic conditions that are beyond our control;
•	the level of expected capital expenditures and the timing and cost of completion of capital projects;
•	our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow for our obligations;
•
factors affecting our results of operations and cash flow from operations, including revenues and expenses, uses of excess cash, including debt retirement, timing and proceeds of asset sales, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters, including results and effects of legal proceedings, customs and environmental matters, insurance matters, debt levels, including impacts of the financial and credit crisis;

•	the effects of accounting changes and adoption of accounting policies; and
•	recruitment and retention of personnel.

We caution readers of this document not to place undue reliance on these forward-looking statements, which speak only as of their dates.

 OCEAN RIG UDW INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

OCEAN RIG UDW INC.
Consolidated Balance Sheets
As of December 31, 2010 and September 30, 2011 (unaudited)
(Expressed in thousands of U.S. Dollars - except for share and per share data)
	December 31, 2010	September 30, 2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$95,707	$329,836
Restricted cash	512,793	41,085
Trade accounts receivable	24,286	69,615
Due from related party (Note 5)	-	92
Financial instruments (Note 10)	1,538	99
Other current assets	37,682	66,300
Total current assets	672,006	507,027

FIXED ASSETS, NET:
Advances for rigs under construction (Note 6)	1,888,490	745,606
Drilling rigs, machinery and equipment, net (Note 7)	1,249,333	4,530,884
Total fixed assets, net	3,137,823	5,276,490

OTHER NON CURRENT ASSETS:
Restricted cash	50,000	125,021
Intangible assets, net	10,506	9,423
Above- market acquired time charter	1,170	117
Other non-current assets (Note 8)	472,193	73,279
Total non current assets	533,869	207,840
Total assets	$4,343,698	$5,991,357

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt (Note 9)	$560,561	$219,167
Accounts payable and other current liabilities	9,018	22,164
Accrued liabilities	45,631	83,446
Deferred revenue	40,205	58,322
Financial instruments (Note 10	12,503	21,370
Total current liabilities	667,918	404,469

NON CURRENT LIABILITIES
Long term debt, net of current portion (Note 9)	696,986	2,547,787
Financial instruments (Note10)	96,901	77,908
Other non-current liabilities	811	2,255
Total non current liabilities	794,698	2,627,950

COMMITMENTS AND CONTINGENCIES (Note 13)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 0 and 500,000,000 shares authorized at December 31, 2010 and September 30, 2011, 0 issued and outstanding at December 31, 2010 and September 30, 2011	-	-
Common stock, $0.01 par value; 250,000,000 and 1,000,000,000 shares authorized at December 31, 2010 and September 30, 2011, 131,696,928 issued and outstanding at December 31, 2010 and September 30, 2011, respectively	1,317	1,317
Accumulated other comprehensive loss	(60,722)	(54,205)
Additional paid-in capital	3,457,444	3,469,217
Retained earnings	(516,957)	(457,391)
Total stockholders' equity	2,881,082	2,958,938
Total liabilities and stockholders' equity	$4,343,698	$5,991,357

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Operations
For the nine-month periods ended September 30, 2010 and 2011 (Expressed in thousands of U.S. Dollars - except for share and per share data)

	Nine months ended September 30,
	2010 (as restated- Note 3)	2011
REVENUES:
Leasing revenues	$105,971	$106,889
Service revenues and amortization	197,441	355,102
Total revenues	303,412	461,991

EXPENSES:
Drilling rigs operating expenses	86,354	188,777
Depreciation and amortization	57,261	108,003
Loss on disposal of assets	751	87
General and administrative expenses	14,232	22,574
Operating income	144,814	142,550

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 11)	(6,066)	(40,276)
Interest income	9,342	10,446
Loss on interest rate swaps (Note 10)	(52,781)	(34,158)
Other, net (Note 10)	857	(1,439)
Total other expenses, net	(48,648)	(65,427)

INCOME BEFORE INCOME TAXES	96,166	77,123
Income taxes (Note 12)	(14,796)	(17,556)
NET INCOME	$81,370	$59,567

EARNINGS PER COMMON SHARE, BASIC AND DILUTED	$0.62	$0.45

WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 4)	131,696,928	131,696,928

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
 For the nine-month periods ended September 30, 2010 and 2011
 (Expressed in thousands of U.S. Dollars – except for share and per share data)

	Nine Months ended September 30,
	2010 (as restated Note 3)	2011
Net Cash Provided by Operating Activities	$154,201	$210,648

Cash Flows from Investing Activities:
Advances for rigs under construction	(556,558)	(1,855,543)
Drilling rigs, equipment and other improvements	(6,419)	(15,945)
Decrease / (Increase) in restricted cash	(82,535)	401,005
Net Cash used in Investing Activities	(645,512)	(1,470,483)

Cash Flows from Financing Activities:
Capital contribution by stockholders	472,993	-
Proceeds from short, long-term credit facilities and Senior notes	5,358	2,403,272
Payments of short and long-term credit facilities	(97,436)	(875,833)
Payments of financing costs	-	(33,475)
Net Cash provided by Financing Activities	380,915	1,493,964

Net (decrease)/increase in cash and cash equivalents	(110,396)	234,129
Cash and cash equivalents at beginning of period	234,195	95,707
Cash and cash equivalents at end of period	$123,799	$329,836

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.  Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Ocean Rig UDW Inc. and its subsidiaries (collectively, the "Company," "Ocean Rig" or "Group"). Ocean Rig was formed under the laws of the Republic of the Marshall Islands on December 10, 2007 under the name Primelead Shareholders Inc.

The Company is controlled by DryShips Inc., a publicly listed company on NASDAQ exchange listed under the symbol "DRYS".

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Consolidated Financial Statements as of December 31, 2010 and 2009 and for the three years in the period ended December 31, 2010 contained in the Company's registration statement on Form F-4 (File No. 333-176641) filed with the U.S. Securities and Exchange Commission (the "Commission") on September 1, 2011, as amended by Amendment No. 1 to Form F-4 filed with the Commission on October 11, 2011.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2011 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2011.

2.  Significant Accounting policies and Recent Accounting Pronouncements:

A discussion of the Company's significant accounting policies can be found in the Company's Consolidated Financial Statements as of December 31, 2010 and 2009 and for the three years in the period ended December 31, 2010 contained in the Company's registration statement on Form F-4 (File No. 333-176641) filed with the Commission on September 1, 2011, as amended by Amendment No. 1 to Form F-4 filed with the Commission on October 11, 2011. There have been no material changes to these policies in the nine-month period ended September 30, 2011.

In May 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" (ASU 2011-04). This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This ASU is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011, which for the Company means January 1, 2012. The Company does not expect that adoption of this standard will have a material impact on its financial position or results of operations.

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies and Recent Accounting Pronouncements – (continued):

In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income (Topic 220)" (ASU 2011-05). This newly issued accounting standard (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income nor do the amendments affect how earnings per share is calculated or presented. This ASU is required to be applied retrospectively and is effective for fiscal years and interim periods within those years beginning after December 15, 2011, which for the Company means January 1, 2012. As this accounting standard only requires enhanced disclosure, the adoption of this standard will not impact the Company's financial position or results of operations.

3. Restatement of Previously Issued Financial Statements:

The Company adjusted its previously reported consolidated financial statements for the nine-month period ended September 30, 2010 to reflect the correction of an error in computing capitalized interest expense for assets under construction. Management concluded that the factors affecting the capitalized interest calculations should also include the amortization of deferred financing fees.

Additionally, the Company considered ASC 815-30, Cash Flow Hedges, and adjusted its previously reported financial statements to reflect the correction of an error to reverse the reclassification into earnings of that portion of interest that should have remained in accumulated other comprehensive loss since it related to cash flow hedges of the variability of interest on borrowings associated with assets under construction. Such accumulated other comprehensive loss should be reclassified into earnings in the same period or periods during which the hedged transactions affect earnings.

The following tables reflect the impacts on the financial statement line items of the accounting adjustments:

	For the Nine-Months Period Ended September 30, 2010
Consolidated Statement of Operations	(as previously reported)	(as restated)

Interest and finance costs	$(21,978)	$(6,066)
Total other expenses, net	(64,560)	(48,648)
Income before income taxes	80,254	96,166
Net income	65,458	81,370
Earnings per common share, basic and diluted	$0.50	$0.62

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.  Restatement of Previously Issued Financial Statements – (continued):

The impact of the foregoing errors is shown below:

Consolidated Cash Flow	For the Nine-Month Period Ended September 30, 2010
	(as previously reported)	(as restated)

Net Cash provided by Operating Activities	$159,674	$154,201
Advances for rigs under construction	(557,822)	(556,558)
Net Cash Used in Investing Activities	$(650,985)	$(645,512)

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.  Shareholders' equity

There is one class of common shares, and each common share is entitled to one vote for each common share held.

Prior to December 8, 2010, the Company's authorized capital stock consisted of 500 common shares, par value $20.00 per shares. During December 2010, the Company (i) following approval by the Company's board of directors and shareholders, amended and restated its articles of incorporation pursuant to which its authorized capital stock consisted of 250,000,000 common shares, par value $0.01 per share; and (ii) declared and paid a stock dividend of 103,125,000 shares of its common stock to its sole shareholder, DryShips. On December 21, 2010 the Company completed through a private placement the sale of an aggregate of 28,571,428 common shares at $17.50 per share. The proceeds from the private placement net of directly attributable costs of $11,699 were $488,301. The stock dividend has been accounted for as a stock split. As a result, the Company reclassified approximately $1,021 from Additional Paid In Capital to common stock, which represents the par value per share of the shares issued. All previously reported share and per share amounts have been restated to reflect the stock dividend.

On May 3, 2011, following the approval by the Company's board of directors and shareholders, the Company amended and restated its amended and restated articles of incorporation to, among other things, increase its authorized share capital to 1,000,000,000 common shares and 500,000,000 shares of preferred stock, each with a par value of $0.01 per share.

As of September 30, 2011, the Company's total number of common shares outstanding consisted of 131,696,928 issued and outstanding common shares. All of Ocean Rig's shares of common stock are in registered form.

5.  Transactions with Related Parties:

Drillship Management Agreements with Cardiff: Effective December 21, 2010, the Company terminated its management  agreements with Cardiff pursuant to which Cardiff provided supervisory services in connection with the construction of the drillships Ocean Rig Corcovado and Ocean Rig Olympia. The Company paid Cardiff a management fee of $40 per month per drillship for Ocean Rig Corcovado and Ocean Rig Olympia. The management agreements also provided for: (i) a chartering commission of 1.25% on revenue earned; (ii) a commission of 1% on the shipyard payments or purchase price paid for drillships; (iii) a commission of 1% on loan financing or refinancing; and (iv) a commission of 2% on insurance premiums. For the nine-month periods ended September 30, 2010 and 2011, the Company paid $3,304 and $5,774 respectively, as fees related to the Management Agreement. All incurred costs from management service agreements are directly attributable to the construction of the drillships and are capitalized as a component of "Rigs under construction". These agreements were replaced with the Global Services Agreement discussed below.

Global Services Agreement: On December 1, 2010, DryShips Inc. ("DryShips" or "Parent Company") entered into a Global Services Agreement with Cardiff, effective December 21, 2010, pursuant to which DryShips has engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by the Company. Under the Global Services Agreement, Cardiff, or its subcontractor, (i) provides consulting services related to identifying, sourcing, negotiating and arranging new employment for offshore assets of the Company and its subsidiaries, including the Company's drilling units; and (ii) identifies, sources, negotiates and arranges the sale or purchase of the offshore assets of the Company and its subsidiaries, including the Company's drilling units. In consideration of such services, DryShips pays Cardiff a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. For the nine-month period ended September 30, 2011 the Company incurred a cost of $6,543 related to the Global Services Agreement of which $1,650 is related to employment arrangements and $4,894 to sale and purchase activities. The Company does not pay for services provided in accordance with this agreement since equal equity contributions are made by DryShips. Costs from the Global Services Agreement are expensed in the consolidated statement of operations or capitalized as a component of "Rigs under construction," being directly attributable cost to the construction, as applicable, and as a shareholders contribution to capital

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.  Transactions with Related Parties – (continued):

Vivid Finance Limited: Under the consultancy agreement effective September 1, 2010 between Dryships and Vivid Finance Limited ("Vivid"), a related party entity incorporated in Cyprus, Vivid provides the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments and (iii) the raising of equity or debt in the capital markets. In exchange for its services, Vivid is entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties, (ii) at any time by the mutual agreement of the parties, and (iii) by the parent Company after providing written notice to Vivid at least 30 days prior to the actual termination date.

In the period from January 1, 2011 to September 30, 2011, total charges from Vivid were $5,230 which were charged to the statement of operations and as a shareholders contribution to Additional paid-in capital.

Legal services
Mr. Savvas D. Georghiades, a member of the Company's board of directors, provides legal services to the Company through his law firm, Savvas D. Georghiades, Law Office. For the nine-month period ended to September 30, 2010 and 2011, the Company paid a fee of Euro 33,149 ($44,790 based on the Euro/U.S. Dollar exchange rate at September 30, 2011) and Euro 47,390 ($64,032 based on the Euro/U.S. Dollar exchange rate at September 30, 2011), respectively, for the legal services provided by Mr. Georghiades.

Related party transactions on the balance sheet
Prior to the private placement described in Note 4, DryShips made a number of payments towards yard installments, loan installments, loan interest and interest rate swap payments on behalf of Ocean Rig. The amount receivable from DryShips included in the accompanying consolidated balance sheets as of December 31, 2010 and September 30, 2011 amounted to $0 and $92, respectively.

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6. Advances for Rigs under Construction:

The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the shipbuilding contracts with the shipyards, supervision costs and any material related expenses incurred including capitalized interest during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2 of the Consolidated Financial Statements for the year ended December 31, 2010.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,	September 30,
	2010	2011
Balance at beginning of year/period	$1,178,392	$1,888,490
Advances for drillships under construction and related costs	710,098	2,229,272
Drillships delivered	-	(3,372,156)
Balance at end of year/period	$1,888,490	$745,606

On January 3, March 30, July 28 and September 30, 2011, the Company took delivery of its newbuilding drillships the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos.

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.  Advances for Rigs under Construction – (continued):

On April 18, 2011 April, 27, 2011 and June 23, 2011, pursuant to the drillship master agreement, the Company exercised three of its four newbuilding drillship options under its contract with Samsung Heavy Industries Co., Ltd. ("Samsung"), dated November 22, 2010 and entered into shipbuilding contracts for three seventh generation ultra-deepwater drillships, namely NB#1, NB#2 and NB#3, for a total average yard cost (including extras) of $620,000, per drillship. The Company paid $622,413 to the shipyard in connection with the exercise of these options. Delivery of these hulls is scheduled for July 2013, September 2013 and November 2013, respectively.

On May 16, 2011, the Company entered into an addendum to its option contract with Samsung, pursuant to which the Company was granted the option for the construction of up to two additional ultra-deepwater drillships, which would be "sister-ships" to the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos and the seventh generation ultra-deepwater drillships described above, with certain upgrades to vessel design and specifications. Pursuant to the addendum, the two additional newbuilding drillship options and the remaining option under the original contract may be exercised at any time on or prior to January 31, 2012.

During the nine-month period ended September 30, 2010 and 2011, the Company paid an amount of $233,746 and $771,021 to the yard for the construction of the Ocean Rig Poseidon and the Ocean Rig Mykonos.

7.  Drilling Rigs, machinery and equipment:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2010	$1,440,118	(190,785)	$1,249,333
Additions/transfer from rigs under construction	3,388,110	-	3,388,110
Disposals	(169)	70	(99)
Depreciation	-	(106,460)	(106,460)
Balance, September 30, 2011	$4,828,059	(297,175)	$4,530,884

As of September 30, 2011, all of the Company's drilling rigs and drillships have been pledged as collateral to secure the bank loans (Note 9).

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.  Other non current assets:

The amounts included in the accompanying consolidated balance sheets are as follows:

	December 31, 2010	September 30, 2011
Security deposits for derivatives	$78,600	$36,200
Delivery payment for drillship	294,569	-
Option for construction of drillships	99,024	24,756
Prepaid investment	-	12,323
Balance at end of year/period	$472,193	$73,279

As of December 31, 2010, security deposits (margin calls) of $39,500 and $39,100 for the Ocean Rig Poseidon and the Ocean Rig Mykonos, respectively, were paid and recorded as "Other non current assets" in the accompanying consolidated balance sheet as of December 31, 2010. As of September 30, 2011, security deposits (margin calls) of $1,800 and $34,400 for the Ocean Rig Poseidon and the Ocean Rig Mykonos, respectively, were recorded as "Other non current assets" in the accompanying interim condensed consolidated balance sheet. These deposits are required by the counterparty due to the market loss in the swap agreements as of December 31, 2010 and September 30, 2011.

On December 28, 2010 the final yard installment of $294,569 for the Ocean Rig Corcovado was paid to a suspense account and was recorded as 'Other non current assets' in the accompanying consolidated balance sheet as of December 31, 2010. On January 3, 2011 and in connection with the delivery of Ocean Rig Corcovado the balance in the suspense account was released to the yard.

On November 22, 2010, Dryships, entered into a contract with Samsung for the construction of up to four additional ultra-deepwater drillships, which would be "sister-ships" to the Ocean Rig Corcovado, Ocean Rig Olympia, Ocean Rig Poseidon and the Ocean Rig Mykonos with certain upgrades to vessels design and specifications. The total construction cost plus extras is estimated to be $620,000 per drillship. The option agreement required Dryships to pay a non-refundable slot reservation fee of $24,756 per drillship, which fee will be applied towards the drillship contract price if the options are exercised. The option agreement was novated by DryShips to the Company on December 30, 2010 at a cost of $99,024 paid by the Company. During the nine-month period ended September 30, 2011, the Company paid an additional amount of $30,000 to exercise three of the above options. On May 16, 2011, the Company entered into an addendum to the option agreement for the option to construct of up to two additional ultra-deepwater drillships with the same contract terms, conditions and specifications as the four optional drillships under the original agreement and to extend the date to exercise the option for the construction of the fourth optional drillship under the original agreement from November 22, 2011 to January 31, 2012.

The Company has exercised three of the six options under the option agreement and, as a result, has entered into shipbuilding contracts for three seventh generation ultra-deepwater drill ships with deliveries scheduled in July 2013, September 2013 and November 2013, respectively. The Company may exercise the three remaining newbuilding drillship options at any time on or prior to January 31, 2012, with vessel deliveries ranging from the third quarter of 2014 and onwards, depending on when the options are exercised.

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.  Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2010	September 30, 2011
Loan Facilities	$1,285,357	$2,312,795
Senior Notes	-	500,000
Less: Deferred financing costs	(27,810)	(45,841)
Total debt	1,257,547	2,766,954
Less: Current portion	(560,561)	(219,167)
Long-term portion	$696,986	$2,547,787

The principal payments to be made during each of the twelve-month periods subsequent to September 30, 2011 for the loan payments as classified in the balance sheet are as follows:

September 30, 2012	$219,167
September 30, 2013	646,667
September 30, 2014	176,667
September 30, 2015	176,667
September 30, 2016 and thereafter	1,593,627

Total principal payments	2,812,795
Less: Financing fees	(45,841)

Total debt	$2,766,954

Senior Notes
On April 27, 2011, the Company issued $500,000 aggregate principal amount of its 9.5% senior unsecured notes due 2016 (the "Senior Notes") offered in a private placement resulting in net proceeds of approximately $487,400. The Senior Notes are unsecured obligations and rank senior in right of payment to any of the Company's future subordinated indebtedness and equally in right of payment to all of the Company's existing and future unsecured senior indebtedness.  The notes are not be guaranteed by any of the Company's subsidiaries. The Company may redeem some or all of the notes as follows: (i) at any time and from time to time from April 27, 2014 to April 26, 2015, at a redemption price equal to 104.5% of the aggregate principal amount, plus accrued and unpaid interest to the date of redemption; or (ii) at any time and from time to time from April 27, 2015 at a redemption price equal to 102.5% of the aggregate principal amount, plus accrued and unpaid interest to the date of redemption.  Upon a change of control, which occurs if 50% or more of the Company's shares are acquired by any person or group other than DryShips or its affiliates, the noteholders will have an option to require the Company to purchase all outstanding notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. Subject to a number of limitations and exceptions, the bond agreement governing the notes contains covenants limiting, among other things, the Company's ability to: (i) create liens; or

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt – (continued):

(ii) merge, or consolidate or transfer, sell or lease all or substantially all of the Company's assets.  Furthermore, the bond agreement contains financial covenants requiring the Company, among other things, to ensure that the Company maintain: (i) a minimum consolidated equity ratio of 35%; (ii) minimum free cash of $50,000; (iii) a minimum current ratio of 1-to-1; and (iv) an interest coverage ratio of 2.5x calculated on a 12 month rolling basis. As of September 30, 2011, the Company was in compliance with the bond agreement financial covenants.

The total interest expense related to the Senior Notes in the Company's unaudited interim condensed consolidated statement of operations for the nine-month periods ended September 30, 2011 was $20,452. The contractual semi-annual coupon interest rate is 9.5% per year.

Term loans

Please refer to Note 10 to the Company's Consolidated Financial Statements for the year ended December 31, 2010 contained in the Company's registration statement on Form F-4 (File No. 333-176641) filed with the Commission on September 1, 2011, as amended by Amendment No. 1 to Form F-4 filed with the Commission on October 11, 2011, for a discussion of the Company's various credit facilities and the material loan covenants contained therein as of December 31, 2010.

On December 21, 2010, Drillship Hydra Owners Inc. entered into a $325,000 short-term loan facility (the "$325,000 Bridge Loan") with a syndicate of lenders for the purpose of (i) meeting the ongoing working capital needs of Drillships Hydra Owners Inc.; (ii) financing the partial repayment of existing debt in relation to the purchase of the Ocean Rig Corcovado; and (iii) financing the payment of the final installment associated with the purchase of said drillship.  This loan facility was repayable in full in June 2011 and bore interest at a rate of LIBOR plus a margin. The Company drew down the full amount of this loan on January 5, 2011 and repaid the full amount of this loan on April 20, 2011 with borrowings under the $800,000 senior secured term loan agreement discussed below.

On April 18, 2011, the Company entered into an $800,000 syndicated secured term loan facility to partially finance the construction costs of the Ocean Rig Corcovado and the Ocean Rig Olympia. This facility has a five year term and is repayable in 20 quarterly installments starting July 2011, plus a balloon payment payable with the last installment.  The facility bears interest at LIBOR plus a margin. The facility is guaranteed by DryShips and Ocean Rig and imposes certain financial covenants on both entities. On April 20, 2011, the Company drew down the full amount of this facility and prepaid the outstanding balance of its existing $325,000 Bridge Loan Facility.

On April 27, 2011, the Company entered into an amended agreement with all lenders under its two $562,500 loan agreements to restructure the terms of the agreements. The principal terms of the restructuring are as follows: (i) the maximum amount permitted to be drawn is reduced from $562,500 to $495,000 under each facility; (ii) in addition to the guarantee already provided by DryShips, the Company provided an unlimited recourse guarantee that will include certain financial covenants that will apply quarterly to Ocean Rig, (iii) the Company is permitted to draw under the facility with respect to the Ocean Rig Poseidon based upon the employment of the drillship under its drilling contract with Petrobras Tanzania, and on April 27, 2011, the cash collateral deposited for this vessel was released; and (iv) the Company will be permitted to draw under the facility with respect to the Ocean Rig Mykonos provided it has obtained suitable employment for such drillship no later than August 2011.

On August 10, 2011, the Company amended the terms of its $495,000 credit facility for the construction of the Ocean Rig Mykonos to allow for full draw downs to finance the remaining installment payments for the Ocean Rig Mykonos based on the Petrobras Brazil contract for the Ocean Rig Mykonos and, on August 10, 2011, the cash collateral deposited for the drillship was released. The amendment also requires that the Ocean Rig Mykonos be re-employed under a contract acceptable to the lenders meeting certain minimum terms and dayrates at least six months, in lieu of 12 months, prior to the expiration of the Petrobras Brazil contract. All other material terms of the credit facility were unchanged.

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt – (continued):

The credit facilities are reduced in quarterly and semi-annual installments or bullets starting May and October 2012 repeatedly. Interest is payable at a rate based on LIBOR plus a margin.

As of December 31, 2010 and September 30, 2011 the Company had an aggregate available unsecured line of credit amounting to $938,726 and $538, respectively.

Total interest and debt issuance amortization cost incurred on long-term debt for the nine-month periods ended September 30, 2010 and 2011, amounted to $27,456 and $76,861, respectively, of which $27,265 and $48,442 respectively, were capitalized as part of the cost of the "Rigs under construction". Total interest incurred on long-term debt, net of capitalized interest, is included in "Interest and finance costs" in the accompanying unaudited interim condensed consolidated statement of operations (Note 11).

The weighted-average interest rates on the above outstanding loans, senior notes and credit facilities for the applicable periods were 4.50% for the year ended December 31, 2010 and 4.0% for the nine-month period ended September 30, 2011.

The outstanding loans above, except for the senior notes, are secured by a first priority mortgage over the drillships/drill rigs or assignment of shipbuilding contracts, corporate guarantee, and a first assignment of all freights, earnings, insurances and requisition compensation. The loans contain covenants including restrictions, without the bank's prior consent, as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels, change in the general nature of the Company's business, and maintaining an established place of business in the United States or the United Kingdom. The loans also contain certain financial covenants relating to the Company's financial position and the consolidated financial position of DryShips, operating performance and liquidity. A default situation in DryShips could have a substantial effect on the Company. Should DryShips fail to pay loan installments as they fall due, this would result in a cross-default on the Company's facilities. As of September 30, 2011, there was no default situation with respect to the loans of the Company and DryShips was in compliance, had waivers or had the ability to remedy breaches of financial covenants, including loan-to-value ratios relating to its credit facilities. Based on the loan agreements, DryShips is required to meet certain loan-to-value ratios. However, according to the loan agreements, loan-to-value ratio shortfalls can be remedied by providing additional collateral or repaying the portion of the loan equal to the shortfall to bring DryShips into compliance with the required loan-to-value ratios upon notification by the lenders. As of September 30, 2011, DryShips was not in compliance with the loan-to-value ratios contained in certain of its loan agreements under which a total of $461.7 million was outstanding as of September 30, 2011. As a result, DryShips plans, if requested, to provide additional collateral to its lenders in the form of cash or other assets in the total amount of $74.6 million in order to comply with these ratios.

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.  Financial Instruments and Fair Value Measurements:

As of September 30, 2011, the Company had outstanding seven interest rate swap (IRS), cap and floor agreements, with a notional amount of $0.9 billion. All derivatives are carried at fair value on the consolidated balance sheets at each period end. Balances as of December 31, 2010 and September 30, 2011, are as follows:

	December 31, 2010			September 30, 2011
	Interest Rate Swaps	Foreign currency forward contracts	Total	Interest Rate Swaps	Foreign currency forward contracts	Total
Current Assets	$-	1,538	$1,538	$-	99	$99
Current liabilities	(12,503)	-	(12,503)	(21,370)	-	(21,370)
Non-current liabilities	(96,901)	-	(96,901)	(77,908)	-	(77,908)
	$(109,404)	1,538	$(107,866)	$(99,278)	99	$(99,179)

		Asset Derivatives			Liability Derivatives
Derivatives designated as hedging instruments	Balance Sheet Location	December 31, 2010 Fair value	September 30, 2011 Fair value	Balance Sheet Location	December 31, 2010 Fair value	September 30, 2011 Fair value
Interest rate swaps	Financial instruments	$-	$-	Financial instruments non-current liabilities	$(36,523)	$-
Total derivatives designated as hedging instruments		-	-		(36,523)	-
Derivatives not designated as hedging instruments
Interest rate swaps	Financial Instruments current assets	-	-	Financial Instruments current liabilities	(12,503)	(21,370)
Interest rate swaps	Financial Instruments non- current assets	-	-	Financial instruments-non current liabilities	(60,378)	(77,908)
Foreign currency forward contracts	Financial instruments current assets	1,538	99	Financial instruments current liabilities	-	-
Total derivatives not designated as hedging instruments		1,538	99		(72,881)	(99,278)
Total derivatives		$1,538	$99	Total derivatives	$(109,404)	$(99,278)

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements:

The Effect of Derivative Instruments on the unaudited interim condensed consolidated statements of operations:

	Amount of Gain/(Loss) Recognized in Other Comprehensive Income on Derivatives (Effective Portion)
Derivatives designated for cash flow hedging relationships	Nine-month period ended September 30, 2010	Nine-month period ended September 30, 2011
Interest rate swaps – unrealized gains/(losses)	$(13,801)	$-
Total	$(13,801)	$-

No portion of the cash flow hedges shown above was ineffective during 2010. Effective January 1, 2011, the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps.

During the nine-month periods ended September 30, 2010 and 2011, $0 and $7,005, respectively, of existing losses were transferred from Other Comprehensive Income (OCI) to the unaudited interim condensed consolidated statement of operations. The estimated net amount of existing losses at September 30, 2011 that will be reclassified to earnings within the next twelve months is $14,123.

The effects of derivative instruments not designated or qualifying as hedging instruments on the unaudited interim condensed consolidated statement of operations:

		Amount of Gain/(Loss)
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	Nine-month period ended September 30, 2010	Nine-month period ended September 30, 2011
Interest rate swaps	Gain/(Loss) on interest rate swaps	$(52,781)	$(34,158)
Foreign currency forward contracts	Other, net	857	(1,439)
Total		$(51,924)	$(35,597)

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.  Financial Instruments and Fair Value Measurements-(continued):

ASC 815, 'Derivatives and Hedging' requires companies to recognize all derivatives instruments as either assets or liabilities at fair value in the statement of financial position. Effective January 1, 2011, the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in the accompanying consolidated statement of operations. Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying consolidated statement of operations.

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company enters into foreign currency forward contracts in order to manage risks associated with fluctuations in foreign currencies, respectively.

The carrying amounts of cash and cash equivalents, restricted cash trade accounts receivable and accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short-term nature of these accounts. The carrying value approximates the fair market value for the floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The fair value of foreign currency forward contracts was based on the forward exchange rates. Senior Notes have a fixed rate and their estimated fair value represents the tradable value of the notes, determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter-market). The estimated fair value of the Notes at September 30, 2011 is approximately $440,000.

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

	September 30, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Interest rate swaps-liability position	$(99,278)	-	(99,278)	-
Foreign currency forward contracts-asset position	99	99	-	-
Total	$(99,179)	99	(99,278)	-

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Interest and Finance costs:

The amounts in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:

	Nine-month period ended September 30,
	2010	2011

Interest on long-term debt, including amortization of financing fee	$27,456	$76,861
Amortization of unrealized OCI hedge reserve	-	6,544
Capitalized interest	(27,265)	(48,442)
Long-term debt commitment fees and bank charges	5,875	5,313
Total	$6,066	$40,276

12. Income Tax

Ocean Rig operates through its various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The countries in which Ocean Rig operates have taxation regimes with varying nominal rates or no system of corporate taxation, as well differing deductions, credits and other tax attributes. Consequently, there is not an expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes.

13. Commitments and Contingencies

13.1 Legal proceedings
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the offshore drilling business.

The Company has obtained insurance for the assessed market value of the rigs. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company.

The Company's loss of hire insurance coverage does not protect against loss of income from day one, but will be effective after 45 days off-hire. The occurrence of casualty or loss, against which the Company is not fully insured, could have a material adverse effect on the Company's results of operations and financial condition. The insurance covers approximately one year with loss of hire.

As part of the Company's normal course of operations, the Company's customer may disagree on amounts due to the Company under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches an agreement with the customer on the amounts due. Except for the matter discussed below, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company, other than routine legal proceedings incidental to the Company's business which should be disclosed, or for which a provision should be established in the accompanying interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13. Commitments and Contingencies – (continued):

Ocean Rig's Leiv Eiriksson operated in Angola in the period 2002 to 2007. Ocean Rig's manager in Angola during this period has made a legal claim for reimbursement of import/export duties for two export/importation events in the period 2002 to 2007 retroactively levied by the Angolan government. As Ocean Rig has formally disputed all claims in relation to the potential duties, no provision has been made. The maximum amount is estimated to be $9 million in addition to interest, fees and costs.

13.2  Contractual revenue

Future minimum contractual charter revenue, based on drillships and rigs committed to non-cancelable, long-term contracts as of September 30, 2011, amounts to $903,639 during 2012, $451,576 during 2013, $332,975 during 2014 and, $76,060 during 2015. These amounts do not include any assumed off-hire.

13.3  Purchase obligations
The following table sets forth the Company's contractual obligations and their maturity dates as of September 30, 2011.

Obligations:
	Total	1st year	2nd year	3rd year
Drillship shipbuilding contracts plus owners furnished equipment	$1,230,268	$-	$-	$1,230,268
Total obligations	1,230,268	$-	$-	$1,230,268

13.4 Rental payments
The Company entered into two and three-year office lease agreements with Vestre Svanholmen 6 AS, which commenced on September 1, 2011 and October 1, 2011, respectively. These leases include an option for an additional two and three-year terms, which must be exercised at least six months prior to the end of the term of the contracts, which expires in September 2014 and October 2014, respectively.  The Company also entered into a three-year office lease with a third party in Nicosia, Cyprus which commenced on September 1, 2010. As of September 30, 2011, the future obligations amount to $1,371 for the twelve months ending September 30, 2012, $1,371 for twelve months ending September 30, 2013 and $1,332 for twelve months ending September 30, 2014.

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14. Comprehensive income/(loss):

Total Comprehensive Income is analyzed as follows:

	Nine-month period ended September 30,
	2010	2011
Net Income	$81,370	$59,567
(Realized losses)/adjustment for amortization on previously designated cash flow hedges associated with capitalized interest	(16,237)	461
(Unrealized losses)/adjustment for amortization on previously designated cash flow hedges	(13,801)	6,544
(Decrease) in defined benefit plan adjustments	(2,749)	(489)
Total Comprehensive Income	$48,583	$66,083

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15. Subsequent Events:

15.1 On October 5, 2011, DryShips Inc. ("DryShips") completed the partial spin off of the Company by distributing an aggregate of 2,967,291 of the Company's common shares, after giving effect to the treatment of fractional shares, on a pro rata basis to DryShips' shareholders as of the record date of September 21, 2011 (the "Spin Off").  In lieu of fractional shares, DryShips' transfer agent aggregated all fractional shares that would otherwise be distributable to DryShips' shareholders and sold a total of 105 common shares on behalf of those shareholders who would otherwise be entitled to receive a fractional share of the Company's common stock. Following the distribution, each such shareholder received a cash payment in an amount equal to its pro rata share of the total net proceeds of the sale of fractional shares.

15.2 On October 6, 2011, the Company's common shares commenced "regular way" trading on the NASDAQ Global Select Market under the ticker symbol "ORIG."  The Company's common shares began "when issued" trading on the NASDAQ Global Select Market on September 19, 2011 in connection with the Spin Off described above.

15.3 On October 12, 2011 the Company announced that it has entered into drilling contracts for three additional wells offshore West Africa, with two independent oil operators based in the UK and the USA respectively, for the semi-submersible rig Eirik Raude. The total revenue backlog, excluding mobilization cost, to complete the three wells program is estimated at $96,000 for a period of approximately 175 days. The new contracts commenced after the Eirik Raude's completion of its previous contract with Tullow Oil on September 13, 2011.

15.4 On October 13, 2011, a putative shareholder class action lawsuit captioned Litwin V. OceanFreight, Inc. et. Al. was filed in the United States District Court for the Southern District of New York against the Company, OceanFreight, Dryships, Pelican and the directors of OceanFreight (the "Defendants"). The plaintiff alleges violations of the Securities and Exchange Commission (the SEC) proxy rules and breach of fiduciary duties by the directors of the OceanFreight, purportedly aided and abetted by the other defendants, in connection with OceanFreight's agreement to merge with Pelican, a wholly-owned subsidiary of DryShips. The complaint sets out various alternatives remedies, including an injunction barring the merger, rescission, and /or actual and punitive damages. The plaintiff made a motion for a temporary restraining order and preliminary injunction to delay the merger, which was denied on November 2, 2011. The lawsuit has not been served on the defendants yet. The Defendants believe that the complaint is without merit and, if served, intend to defend the lawsuit vigorously.

15.5 On November 2, 2011, the Board of Directors of Oslo Børs resolved to admit the common shares of Ocean Rig UDW to listing on Oslo Børs or, alternatively, Oslo Axess, subject to the Company's compliance with certain customary listing requirements of the Oslo Børs.  The Chief Executive Officer of Oslo Børs is authorized to decide whether the Company should be listed on Oslo Børs or Oslo Axess and to fix the date of listing, which is to be no later than December 16, 2011.

15.6 On November 3, 2011, the merger of Pelican, a wholly-owned subsidiary of DryShips, and OceanFreight was completed, following approval by shareholders of OceanFreight at a special meeting of shareholders held on November 3, 2011.  Following the completion of the merger, OceanFreight is a wholly-owned subsidiary of DryShips.  Under the terms of the merger agreement, OceanFreight shareholders are entitled to receive $11.25 in cash and 0.52326 of a share of the Company's common stock per share of OceanFreight common stock previously owned.  The Company's common shares that constitute the stock portion of the merger consideration are currently outstanding shares that were owned by Dryships.